

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 5, 2016

Axel Hefer
Managing Director
Turbo Travel Holding B.V.
Benningsen-Platz 1
40474 Düsseldorf
Federal Republic of Germany

> **Re:** **Turbo Travel Holding B.V.**
> **Draft Registration Statement on Form F-1**
> **Submitted September 8, 2016**
> **CIK No. 0001683825**

Dear Mr. Hefer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus cover page

1.   Here you disclose that you are a controlled company. Please revise to disclose Expedia's post-offering ownership percentage and provide a cross-reference to your more detailed discussion of the effects of being a controlled company.

Prospectus summary

Overview

Our business, page 1

2.   Please provide support for your statement that you are a leading global hotel metasearch marketplace.

3.   You disclose here that you tracked approximately 1.2 billion visits to your websites and apps for the 12 months ended June 30, 2016. However, on page 56 you disclose that the number of visits can be significantly influenced by search engines and other websites and that the direct correlation between the number of visits and your revenue may be limited. In light of these limitations, please also disclose your number of qualified referrals and provide cross-references to the more detailed discussions of these metrics. Additionally, in order to provide context for these metrics, tell us what consideration you have given to disclosing prior period comparative information.

Our industry

Evolving traveler behavior, page 3

4.   The sources and dates of several statements about your industry are not clear. For example, you disclose that travelers are increasingly prioritizing experience, with 71% of travelers globally willing to go over their allocated budget if they come across interesting travel experiences; however, you neither identify the source of this statement nor the date of the source. Please revise to do so and to provide support for such statements.

Our strengths

High brand recognition and user loyalty, page 5

5.   You disclose your aided brand awareness, as based on your research, in certain countries in May 2016. Please provide support for this statement.

Relationship with Expedia, Inc., page 7

6.   Please provide support for your belief that you maintain arms' length commercial relationships on customary terms with Expedia, Inc. and its affiliates. Also, we note that related party revenue increased from 32% of your total revenue in fiscal 2014 to 39% in fiscal 2015. In addition, related party revenue increased approximately 94% in fiscal 2015 compared to fiscal 2014 while other revenue increased approximately 43%. Please revise your management's discussion and analysis section to discuss the key drivers of this related party revenue growth.

Corporate conversion, page 8

7.   Please revise the diagram to disclose the expected post-offering ownership percentages of the public, Expedia and the Founders.

Risk factors

Risks related to our industry and business

We have identified a material weakness in our internal control over financial reporting..., page 20

8.   We note that you are currently developing a plan to remediate the material weakness that you identified in your internal control over financial reporting. Please revise to clarify what remains to be completed in your remediation plan. Also, if the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

9.   You disclose that you are required to make a formal assessment of the effectiveness of your internal control over financial reporting. Please clarify that management will not be required to conduct an assessment of the effectiveness of your internal control over financial reporting until the end of the fiscal year for which your second annual report is due.

One of our product features depends in part on our relationship with third parties..., page 23

10.   Please tell us what consideration you have given to filing any material agreements with the third party that provides you with consumer reviews. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Risks related to our intellectual property

We may not be able to adequately protect our intellectual property..., page 34

11.   We note that you rely on intellectual property and technology developed or licensed by third parties. Please tell us what consideration you have given to filing any related material agreements. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Dutch law and our articles of association may contain provisions that may discourage..., page 40

12.   Please clarify whether Dutch law currently contains, and whether your articles of association that will be in effect upon the completion of this offering will contain, anti-takeover provisions.

Market and industry data, page 44

13.   If the Phocuswright data is based on a report or other similar type of publication, please disclose the title and date of such publication. Additionally, we note that several statements that appear to be attributed to Phocuswright reference statistics from 2013. For example, on page 2 you state that U.S. leisure travelers have increasingly favored metasearch services, with usage growing from 14% in 2011 to 28% in 2013. Tell us whether you are aware of similar publications that have been prepared by the authors subsequent to the cited publication. If so, confirm that the conclusions do not vary materially from the cited publications or consider revising to include more recent information.

14.   With respect to every third-party statement in your prospectus, such as the information attributed to Phocuswright Inc., please provide us with copies of the relevant portions of the publications you cite. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the publications.

15.   You disclose that industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Corporate structure

Corporate conversion and holding company structure, page 46

16.   You describe several reorganization transactions that you expect to enter into prior to the completion of this offering, including a cross-border merger in which trivago GmbH will merge with and into Turbo Travel B.V. To the extent applicable, tell us the exemption(s) from U.S. registration or tender offer rules upon which you will rely in connection with each transaction. Your response should briefly outline the facts supporting your reliance on any claimed exemptions.

Use of proceeds, page 48

17.   We note that you intend to use the net proceeds from this offering to fund investments in technology, strategic acquisitions, working capital to support growth and other general corporate purposes. Please revise to provide more specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. In this regard, we note you describe your growth strategies

on page 56 but do not indicate the extent to which they will be funded with offering proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 3.C of Form 20-F.

Management's discussion and analysis of financial condition and results of operations

Key factors affecting our financial condition and results of operations

Key factors of our growth, page 56

18.   You disclose a compound annual growth rate ("CAGR") calculated based on revenue recognized under German GAAP. Please explain your basis for using German GAAP considering your financial statements are presented in accordance with U.S. GAAP. To the extent there is a significant difference, also disclose CAGR calculated pursuant to U.S. GAAP. Alternatively, revise your disclosure to indicate that there is no significant difference.

19.   You state that the number of visits can be significantly influenced by search engines and other websites that systematically browse and search your websites and apps for data. Please tell us to what extent this has impacted your current disclosures and if material, explain why you believe this information is useful to investors.

Operating performance indicators

Qualified referrals and average revenue per qualified referral, page 59

20.   Please clarify whether revenue is earned for each referral made by a single user or only for the first referral by that user in a given day (i.e., a qualified referral). If revenue is generated by each referral, explain further why you measure your performance based on average revenue per qualified referral as opposed to average revenue per referral and why you attribute the growth in your revenue to the increase in qualified referrals.

21.   On page 67, you disclose that it is not unusual for referrals to be generated from automated scripts designed to browse and collect data on your websites. Please clarify whether your number of qualified referrals includes referrals that were generated from these automated scripts, and if so, tell us what consideration you have given to separately quantifying this type of referral.

Results of operations

Revenue, page 61

22.   You state on page 56 that revenue per referral can vary significantly among advertisers and across geographies. In addition, on page 57 you state that you may choose to adopt a

different pricing model between mobile and desktop applications, which would likely increase desktop revenue share. Please tell us what consideration was given to providing revenue by geographic region and/or revenue derived from desktops versus mobile. In addition, tell us how you considered providing a breakdown of referrals, qualified referrals and the average revenue per qualified referral separately for each significant geographic region and/or mobile and desktop platforms. Refer to Section III.B of SEC Release No. 33-8350.

Quantitative and qualitative disclosure about market risk

Foreign exchange risk, page 66

23.   Please revise to disclose the specific foreign currency exchange rate exposures that represent the primary risk of loss to the company. Refer to Item 4(a) of Form F-1 and Instructions to Item 11(b) of Form 20-F.

Critical accounting policies and significant judgments and estimates

Share-based compensation, page 70

24.   For any stock options or other share-based awards granted subsequent to the most recent balance sheet date, please revise your disclosure to include the expected impact the additional awards will have on stock-based compensation expense in future periods.

Business

Our customers, page 83

25.   You disclose that nearly all of your agreements with advertisers, including your agreements with Expedia and Priceline entities, are short-term agreements that may be terminated at will or upon three to seven days' notice by either party. Please tell us whether you have any material agreement, such as a master service agreement, with any Expedia or Priceline entity that is required to be filed. With respect to Expedia entities, ensure that you consider both Items 601(b)(10)(ii)(A) and (B) of Regulation S-K.

Management

Senior management and board members, page 89

26.   Please revise to describe the business functions of each of your directors and senior management. See Item 1.A of Form 20-F.

Principal and selling shareholders, page 94

27.   You disclose that SEC rules define beneficial ownership to include any shares over which the individual has sole or shared voting power or investment power. Please revise to clarify that beneficial ownership also includes shares over which an individual receives the economic benefit of ownership and confirm that your current disclosure accounts for this aspect of the definition of beneficial ownership. See General Instruction F to Form 20-F.

Related party transactions

Relationship with Expedia

Shared services arrangements, page 97

28.   We note that you have certain informal shared services arrangements with Expedia pursuant to which Expedia provides you with certain services and you pay Expedia a shared services fee. Please revise to describe how the shared services fee is calculated and quantify its amount.

Description of share capital and articles of association

Comparison of Dutch corporate law and our Articles of Association and U.S. corporate law

Dutch Corporate Governance Code, page 116

29.   We note that you do not comply with all of the provisions of the Dutch Corporate Governance Code. Please briefly summarize the provisions of the DCGC that you do not comply with, or advise.

Consolidated financial statements

Consolidated statements of operations, page F-3

30.   We note that you present amortization of intangible assets as a separate line item and a portion of this expense relates to the amortization of acquired technology. We further note that you record depreciation expense related to internally developed software and website costs. Please tell us how the acquired technology and internally developed software are used in your business and what consideration was given to including the related amortization and depreciation expense in cost of revenue pursuant to Rule 5-03(b)(2) of Regulation S-X. To the extent these costs represent costs of revenue, revise to classify such costs accordingly or alternatively, state parenthetically that cost of revenue excludes amortization and/or depreciation. Refer to SAB topic 11.B.

31.   We note that your operating expenses include related-party shared services fees from
        Expedia. Please tell us what consideration was given to quantifying the amount of
        operating expenses allocated from Expedia on the face of your consolidated statements of
        operations. Refer to Rule 4-08(k)(1) of Regulation S-X.

Notes to consolidated financial statements

Note 2. Significant accounting policies

General

32.   We note from your disclosure on page 48 that Dutch law may restrict the company's
        payment of dividends. Please tell us how you considered the disclosure requirements of
        Rule 4-08(e) of Regulation S-X.

Revenue, page F-9

33.   We note from your disclosure on page 22 that a significant amount of traffic is directed to
        your websites through your participation in display advertising campaigns on search
        engines, advertising networks, affiliate websites and social networking sites. Please tell
        us whether you have arrangements whereby you pay fees to affiliates for links that direct
        user traffic directly to your websites. If so, please describe the significant terms and
        provisions of these arrangements and tell us how you considered ASC 605-45-45 in
        accounting for such arrangements. To the extent you account for such revenues on a
        gross basis, tell what consideration was given to classifying any fees paid to affiliates or
        others within cost of revenue as traffic acquisition costs.

34.   You state that it is not unusual for referrals to be generated from automated scripts
        designed to browse and collect data on your websites. Please explain the review
        processes that you have in place to identify these anomalies and tell us whether referrals
        generated from automated scripts have resulted in adjustments to revenue in subsequent
        periods.

35.   It appears from your website that you have a rewards program that allows users to earn
        miles. Please describe the significant terms and provisions of this program, as well as
        any other loyalty or rewards programs, and tell us how you account for such programs, if
        material.

Leases, page F-10

36.   With regard to the build-to-suit lease for your new corporate headquarters, please tell us
        how you considered the guidance in ASC 840-40-55 in determining that you should be
        considered the owner of the building during construction. In addition, explain how you
        allocated the lease payments between land and building.

Foreign currency translation and transaction gains and losses, page F-13

37.   Please revise to disclose your functional currency as determined under ASC 830-10-45. Refer to ASC 235-10-50-1.

Note 16. Segment information, page F-28

38.   The objective of ASC 280-10 is to provide information about the different economic environments in which a company operations. In this regard, we note that you operate in 55 markets and offer access to hotels in over 190 countries. Therefore, please explain your basis for using the location of your legal entities when allocating revenue on a geographic basis and tell us what consideration was given to using other means, such as customer location or the location in which your services are provided. This comment also pertains to your disclosure of long-lived assets. Refer to ASC 280-10-50-41 and 280-10-55-22.

General

39.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

40.   Please provide us with copies of any graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: David C. Boles
        Latham & Watkins (London) LLP